May 13, 2019

Michael J. Sharp
Executive Vice President and General Counsel
Jefferies Financial Group Inc.
520 Madison Avenue
New York, NY 10022

       Re: Jefferies Financial Group Inc.
           Registration Statement on Form S-4
           Filed May 9, 2019
           File No. 333-231306

Dear Mr. Sharp :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Matthew J. Gilroy, Esq.